UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vitesse Semiconductor Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
928497106
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 7 Pages)

CUSIP No.	928497106

1	NAMES OF REPORTING PERSONS Linden Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,406,321

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

		43,406,321

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	43,406,321

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	928497106

1	NAMES OF REPORTING PERSONS Linden GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,406,321

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		43,406,321

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	43,406,321

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	928497106

1	NAMES OF REPORTING PERSONS Siu Min Wong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,406,321

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		43,406,321

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	43,406,321

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

This Amendment No. 1 (“Amendment No. 1”) is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock, $.01 par value per share (the “Common Stock”), of Vitesse Semiconductor Corporation (the “Issuer”) beneficially owned by the Reporting Persons specified herein as of December 31, 2009, and amends and supplements the Schedule 13G filed November 12, 2009 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.
The names of the persons filing this statement on Amendment No. 1 are: Linden Capital LP, a Bermuda limited partnership (“Linden Capital”), Linden GP LLC, a Delaware limited liability company (“Linden GP”), and Siu Min Wong (“Mr. Wong,” and collectively, the “Reporting Persons”).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

As of December 31, 2009, the Reporting Persons collectively owned: (i) 12,471,723 shares of Common Stock, (ii) 187,503 shares of the Company’s Series B Participating Non-Cumulative Convertible Preferred Stock (“Series B Preferred”), and (iii) $6,150,000 principal amount of the Company’s 8.00% Convertible Second Lien Debentures due 2014 (the “8.00% Debentures”). The shares of Series B Preferred and the 8.00% Debentures held by the Reporting Persons are convertible into shares of Common Stock but only to the extent that conversion would not cause the holder to become a beneficial owner of more than 9.99% of the shares of Common Stock outstanding. The Reporting Persons are deemed to collectively beneficially own an aggregate of 43,406,321 shares of Common Stock, which represent approximately 9.99% of the number of shares of Common Stock deemed to be outstanding as of the most recent date such number was reported by the issuer.

(b)	Percent of class:

As of December 31, 2009, the Reporting Persons had beneficial ownership of shares constituting 9.99% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person had:
(i)	Sole power to vote or to direct the vote
Not applicable.
(ii)	Shared power to vote or to direct the vote
As of December 31, 2009, Linden Capital, Linden GP and Mr. Wong had shared power to vote or direct the vote of the 43,406,321 shares of Common Stock held by Linden Capital.

(iii)	Sole power to dispose or to direct the disposition of
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of
As of December 31, 2009, Linden Capital, Linden GP and Mr. Wong had shared power to dispose or direct the disposition of the 43,406,321 shares of Common Stock held by Linden Capital.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 10. Certification.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: January 15, 2010

LINDEN CAPITAL L.P.
By:	Linden GP LLC, general partner
By:	/S/ Siu Min Wong
Siu Min Wong,
Managing Member

LINDEN GP LLC
By:	/S/ Siu Min Wong
Siu Min Wong,
Managing Member

/S/ Siu Min Wong
SIU MIN WONG